Exhibit 28(l) — Initial Capital Agreements
Initial Shareholder Investment Intent Letter

September 26, 2025

Re: Initial Share Purchase — Investment Intent

Founder ETFs LLC (the “Purchaser”) hereby represents to Founder Funds Trust (the “Trust”), on behalf of the [Fund Name] (the “Fund”), as follows:

1. Purchaser acquired $100,000 (4,000 shares at $25 per share) of the Fund on September 12, 2025 for investment purposes.

2. Purchaser has no present intention to redeem or resell such shares.

3. There are no agreements or understandings made in consideration for providing the initial capital between or among the Fund, any principal underwriter, the adviser, any promoter, or any initial shareholder, other than as disclosed in the registration statement.

Sincerely,

FOUNDER ETFS LLC

/s/ Michael C. Monaghan

Michael C. Monaghan
Authorized Signatory